UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              Electro-Sensors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   285233 10 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter R. Peterson
                             6111 Blue Circle Drive
                           Minnetonka, Minnesota 55343
                                 (612) 930-0100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1999
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

-------------------------------              ----------------------------------
CUSIP No.   285233 10 3                       Page   2   of   4     Pages
                                                  -------  --------
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
              Peter R. Peterson
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP (SEE INSTRUCTIONS)                     (a) [ ]  (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                     840,866 (includes 27,000 shares obtainable
      BENEFICIALLY                  upon exercise of currently exercisable
        OWNED BY                    options)
                          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON                     3,000
          WITH
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    840,866 (includes 27,000 shares obtainable
                                    upon exercise of currently exercisable
                                    options)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    3,000
------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,866 (includes 27,000 shares obtainable upon exercise of currently exercisable options)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                        [ ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

Item 1.           Security and Issuer.

                  This filing relates to the Common Stock of Electro-Sensors, Inc. (the "Issuer"), 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.           Identity and Background.

                  (a)      The person filing this Schedule is Peter R. Peterson.

                  (b) Mr. Peterson's business address is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

                  (c) Mr. Peterson is the President of P. R. Peterson Co., a venture capital firm whose address is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

                  (d) Mr. Peterson has never been convicted in a criminal proceeding.

                  (e) Mr. Peterson has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Peterson is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  In August 1999, Mr. Peterson purchased 6,000 shares of the Issuer's Common Stock for an aggregate purchase price of $13,312.50. Mr. Peterson used personal funds for such purchases.

Item 4.           Purpose of Transaction.

                  Mr. Peterson acquired the Common Stock of the Issuer for investment purposes.

Item 5.           Interest in Securities of the Issuer.

                  Mr. Peterson beneficially owns 843,866 shares of the Issuer's Common Stock, representing 42.1% of the shares of Common

                  Stock which would be outstanding assuming exercise of all options held by Mr. Peterson. Of such shares, 803,561 are held direct by Mr. Peterson, 27,000 are obtainable upon exercise of presently exercisable options, 3,000 are held by Mr. Peterson's spouse, 6,000 are held by the P. R. Peterson Co. Profit Sharing Trust and 4,305 are held by the Issuer's Employee Stock Ownership Plan for Mr. Peterson's benefit.

                  See cover page items 7 through 10 with respect to those shares over which Mr. Peterson has voting and investment power.

                  On August 13, 1999, Mr. Peterson purchased 3,000 shares of Common Stock in the open market for a total purchase price of $7,125. On August 25, 1999, Mr. Peterson purchased 3,000 shares of Common Stock in the open market for a total purchase price of $6,187.50.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     September 1, 1999.



                                                    /s/ Peter R. Peterson
                                                    Peter R. Peterson




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